Consent of Independent Registered Public Accounting Firm

Maverick Minerals Corporation
Saskatoon, Saskatchewan

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated April 14, 2010 relating to the consolidated financial statements of Maverick Minerals Corporation, which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO CANADA LLP

Chartered Accountants

Vancouver, British Columbia
October 7, 2010

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.